Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Synalloy Corporation:

We consent to the incorporation by reference in the registration statement No. 333-204850 on Form S-3 and No. 333-188937 on Form S-8 of Synalloy Corporation of our reports dated March 14, 2017, with respect to the consolidated balance sheets of Synalloy Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fiscal years ended December 31, 2016 and 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Synalloy Corporation.

/s/ KPMG LLP

Richmond, Virginia
March 14, 2017